CLECO POWER LLC	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2012		2011		2010		2009		2008
Earnings from continuing operations	$146,848		$142,835		$147,405		$111,166		$113,832
Income taxes	68,133		69,409		75,107		15,297		27,956
Earnings from continuing operations before income taxes	214,981		$212,244		$222,512		$126,463		$141,788
Fixed charges:
Interest	$81,515		$96,495		$81,015		$82,971		$65,033
Amortization of debt expense, premium, net	2,819		2,382		2,279		1,764		1,892
Portion of rentals representative of an interest factor	489		493		431		536		523
Interest of capitalized lease	1,618		1,787		3,972		1,545		—
Total fixed charges	$86,441		$101,157		$87,697		$86,816		$67,448
Earnings from continuing operations before income taxes	$214,981		$212,244		$222,512		$126,463		$141,788
Total fixed charges from above	86,441		101,157		87,697		86,816		67,448
Earnings from continuing operations before income taxes and fixed charges	$301,422		$313,401		$310,209		$213,279		$209,236
Ratio of earnings to fixed charges	3.49	x	3.10	x	3.54	x	2.46	x	3.10	x